

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

Douglas Armer
Chief Financial Officer and Head of Capital Markets
North Haven Net REIT
1585 Broadway, 33rd Floor
New York, NY 10036

> **Re: North Haven Net REIT**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 26, 2023**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed January 11, 2024**
> **File No. 000-56611**

Dear Douglas Armer:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

Business, page 6

1. Please disclose the substance of your response to prior comment 5 that you are not able to accurately provide an estimate of the amount you seek to raise in your continuous private offering.

General

2. Refer to prior comment 2. It remains unclear how and when you will communicate the prior month's NAV in connection with the repurchase plan. Please clarify.

Amendment No. 2 to Registration Statement on Form 10

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 124

3.   Please revise to disclose the intended use of the $28.8M draw on the warehouse funding facility.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel B. Honeycutt, Esq.